EXHIBIT 99.1

Golar LNG Limited - Announcement of filing of Form 20-F Annual Report

Golar LNG Limited announces that it has filed its Form 20-F for the year ended December 31, 2018 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below, is available on our website (www.golarlng.com) and shareholders may receive a hard copy free of charge upon request.

March 29, 2019
The Board of Directors
Hamilton, Bermuda
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/9190f849-980b-481d-9a37-ff4b010d8783